SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934 (Amendment No. 2)

Exterran Partners, L.P.
(Name of Issuer)
Common Units
(Title of Class of Securities)
30225N 105
(CUSIP Number)
Donald C. Wayne
16666 Northchase Dr.
Houston, Texas 77060
Telephone: (281) 836-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 11, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	30225N 105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Exterran Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		13,666,107

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

		13,666,107

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

	13,666,107

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	Approximately 50%

14	TYPE OF REPORTING PERSON

	HC; CO
* Exterran Holdings, Inc. may also be deemed to beneficially own 4,743,750 subordinated units representing limited partner interests in Exterran Partners, L.P., which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances set forth in the First Amended and Restated Limited Partnership Agreement of Exterran Partners, L.P., as amended (the “Partnership Agreement”), which is incorporated herein by reference. Assuming such beneficial ownership and conversion of all the subordinated units into common units, Exterran Holdings, Inc. would own 57.4% of the outstanding units representing limited partnership interests in Exterran Partners, L.P.

CUSIP No.	30225N 105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Exterran Energy Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		13,666,107

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

		13,666,107

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

	13,666,107

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	Approximately 50%

14	TYPE OF REPORTING PERSON

	HC; CO
* Exterran Energy Corp. may also be deemed to beneficially own 4,743,750 subordinated units representing limited partner interests in Exterran Partners, L.P., which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances set forth in the Partnership Agreement, which is incorporated herein by reference. Assuming such beneficial ownership and conversion of all the subordinated units into common units, Exterran Energy Corp. would own 57.4% of the outstanding units representing limited partnership interests in Exterran Partners, L.P.

CUSIP No.	30225N 105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Exterran General Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		13,666,107

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

		13,666,107

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

	13,666,107

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	Approximately 50%

14	TYPE OF REPORTING PERSON

	HC; OO — limited liability company
* Exterran General Holdings LLC may also be deemed to beneficially own 4,743,750 subordinated units representing limited partner interests in Exterran Partners, L.P., which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances set forth in Partnership, which is incorporated herein by reference. Assuming such beneficial ownership and conversion of all the subordinated units into common units, Exterran General Holdings LLC would own 57.4% of the outstanding units representing limited partnership interests in Exterran Partners, L.P.

CUSIP No.	30225N 105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EES GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		13,666,107

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

		13,666,107

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

	13,666,107

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	Approximately 50%

14	TYPE OF REPORTING PERSON

	HC; PN
* EES GP, L.P. may also be deemed to beneficially own 4,743,750 subordinated units representing limited partner interests in Exterran Partners, L.P., which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances set forth in the Partnership Agreement, which is incorporated herein by reference. Assuming such beneficial ownership and conversion of all the subordinated units into common units, EES GP, L.P. would own 57.4% of the outstanding units representing limited partnership interests in Exterran Partners, L.P.

CUSIP No.	30225N 105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Exterran Holdings HL LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		13,666,107

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

		13,666,107

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

	13,666,107

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	Approximately 50%

14	TYPE OF REPORTING PERSON

	HC; OO — limited liability company
* Exterran Holdings HL LLC may also be deemed to beneficially own 4,743,750 subordinated units representing limited partner interests in Exterran Partners, L.P., which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances set forth in the Partnership Agreement, which is incorporated herein by reference. Assuming such beneficial ownership and conversion of all the subordinated units into common units, Exterran Holdings HL LLC would own 57.4% of the outstanding units representing limited partnership interests in Exterran Partners, L.P.

CUSIP No.	30225N 105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Exterran HL LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		13,666,107

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

		13,666,107

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

	13,666,107

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	Approximately 50%

14	TYPE OF REPORTING PERSON

	HC; OO — limited liability company
* Exterran HL LLC may also be deemed to beneficially own 4,743,750 subordinated units representing limited partner interests in Exterran Partners, L.P., which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances set forth in the Partnership Agreement, which is incorporated herein by reference. Assuming such beneficial ownership and conversion of all the subordinated units into common units, Exterran HL LLC would own 57.4% of the outstanding units representing limited partnership interests in Exterran Partners, L.P.

CUSIP No.	30225N 105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Exterran Energy Solutions, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		13,666,107

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

		13,666,107

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

	13,666,107

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	Approximately 50%

14	TYPE OF REPORTING PERSON

	HC; PN
* Exterran Energy Solutions, L.P. may also be deemed to beneficially own 4,743,750 subordinated units representing limited partner interests in Exterran Partners, L.P., which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances set forth in the Partnership Agreement, which is incorporated herein by reference. Assuming such beneficial ownership and conversion of all the subordinated units into common units, Exterran Energy Solutions, L.P. would own 57.4% of the outstanding units representing limited partnership interests in Exterran Partners, L.P.

CUSIP No.	30225N 105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EXH MLP LP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		13,666,107

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

		13,666,107

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

	13,666,107

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	Approximately 50%

14	TYPE OF REPORTING PERSON

	OO — limited liability company
* EXH MLP LP LLC also owns 4,743,750 subordinated units representing limited partner interests in Exterran Partners, L.P., which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances set forth in the Partnership Agreement, which is incorporated herein by reference. Assuming conversion of all the subordinated units into common units, EXH MLP LP LLC would own 57.4% of the outstanding units representing limited partnership interests in Exterran Partners, L.P.

CUSIP No.	30225N 105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Exterran GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	0%

14	TYPE OF REPORTING PERSON

	HC; OO — limited liability company
* Exterran GP LLC may be deemed to beneficially own 653,318 general partner units and incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in Exterran Partners, L.P.

CUSIP No.	30225N 105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EXH GP LP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	0%

14	TYPE OF REPORTING PERSON

	HC; OO — limited liability company
* EXH GP LP LLC may be deemed to beneficially own 653,318 general partner units and incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in Exterran Partners, L.P.

CUSIP No.	30225N 105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Exterran General Partner, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	0%

14	TYPE OF REPORTING PERSON

	PN
* Exterran General Partner, L.P. owns 653,318 general partner units and incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in Exterran Partners, L.P.

Item 1. Security and Issuer
     This statement on Schedule 13D (“Schedule 13D”) relates to common units representing limited partner interests of Exterran Partners, L.P., a Delaware limited partnership (the “Issuer”), whose principal executive offices are located at 16666 Northchase Dr., Houston, Texas 77060.
Item 2. Identity and Background
     (a) This Schedule 13D is filed by (i) Exterran Holdings, Inc., a Delaware corporation (“Exterran Holdings”), (ii) Exterran Energy Corp. (formerly Hanover Compressor Company), a Delaware corporation (“Exterran Energy”), (iii) Exterran General Holdings LLC (formerly Hanover Compression General Holdings, LLC), a Delaware limited liability company (“General Holdings”), (iv) EES GP, L.P., a Delaware limited partnership (“EES GP”), (v) Exterran Holdings HL LLC (formerly Hanover HL Holdings, LLC), a Delaware limited liability company (“Holdings HL”), (vi) Exterran HL LLC (formerly Hanover HL, LLC), a Delaware limited liability company (“Exterran HL”), (vii) Exterran Energy Solutions, L.P., a Delaware limited partnership (“EES”), (viii) EXH MLP LP LLC, a Delaware limited liability company (“MLP LP”), (ix) EXH GP LP LLC, a Delaware limited liability company (“EXH GP”), (x) Exterran GP LLC, a Delaware limited liability company (“Exterran GP”), and (xi) Exterran General Partner, L.P., a Delaware limited partnership (the “General Partner” and, together with Exterran Holdings, Exterran Energy, General Holdings, EES GP, Holdings HL, Exterran HL, EES, MLP LP, EXH GP and Exterran GP, the “Reporting Persons”).
     Exterran Holdings is a publicly traded company. Exterran Holdings is the sole stockholder of Exterran Energy. Exterran Energy is the sole member of General Holdings and of Holdings HL, which is the sole member of Exterran HL. Exterran Energy and General Holdings are the general partner and sole limited partner, respectively, of EES GP. EES GP and Exterran HL are the general partner and sole limited partner, respectively, of EES, which is the sole member of MLP LP, EXH GP and Exterran GP. EXH GP and Exterran GP are the sole limited partner and general partner, respectively, of the General Partner. The General Partner is the general partner of the Issuer. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
     (b) The business address of Holdings HL, Exterran HL, MLP LP and EXH GP is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803. The business address of each other Reporting Person is 16666 Northchase Dr., Houston, Texas 77060.
     (c) Exterran Holdings, together with its subsidiaries, provides sales, operations, maintenance, fabrication, service and equipment for oil and gas production, processing and transportation applications. The principal business of Exterran Holdings is to be the sole stockholder of Exterran Energy. The principal business of Exterran Energy is to be (a) the sole member of Holdings HL, whose principal business is to be the sole member of Exterran HL, (b) the sole member of General Holdings, whose principal business is to be the sole limited partner of EES GP, and (c) the general partner of EES GP. The principal businesses of EES GP and Exterran HL are to be the general partner and sole limited partner, respectively, of EES. The principal business of EES is to be an operating company of Exterran Holdings and to hold the equity interests in other entities, including all of the membership interests in MLP LP, EXH GP and Exterran GP. The principal business of MLP LP is to hold common units and subordinated units in the Issuer. The principal businesses of EXH GP and Exterran GP are to be the sole limited partner and general partner, respectively, of the General Partner. The principal business of the General Partner is to be the general partner of the Issuer and manage the business and affairs of the Issuer and to hold the general partner units and incentive distribution rights in the Issuer.
     (d) — (e) During the past five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Not applicable.
     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Listed Persons have been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     On August 11, 2010, pursuant to a Contribution, Conveyance and Assumption Agreement,
     1. Exterran Holdings and its affiliates engaged in a series of conveyances, contributions and distributions of specified contract operations customer service agreements, together with a fleet of compressor units used to provide compression services under those agreements, to various parties and ultimately to subsidiaries of the Issuer;
     2. The Issuer issued 8,206,863 common units representing limited partner interests in the Issuer to MLP LP; and
     3. The Issuer issued 167,075 general partner units in the Issuer in consideration of the continuation of the approximate 2.0% general partner interest in the Partnership held by the General Partner (which are in addition to the 258,163 general partner units in the Issuer that were issued to the General Partner at the closing of the Issuer’s initial public offering, the 82,220 general partner units in the Issuer that were issued to the General Partner in connection with the closing of an acquisition of contract operations customer contracts and equipment in July 2007, the 49,259 general partner units in the Issuer that were issued to the General Partner in connection with the closing of an acquisition of contract operations customer contracts and equipment in July 2008, and the 96,601 general partner units in the Issuer that were issued to the General Partner in connection with the closing of an acquisition of contract operations customer contracts and equipment in November 2009).

Item 4. Purpose of Transaction
     The Reporting Persons acquired the common units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of common units either in the open market or in private transactions. The subordinated units owned by MLP LP are convertible into common units of the Issuer on a one-for-one basis upon the termination of the subordination period in accordance with the Partnership Agreement.
     The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:
     (a) In determining from time to time whether to sell the common units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.
     (b) None.
     (c) None.
     (d) The General Partner is not elected by the Issuer’s unitholders and will not be subject to re-election on a regular basis in the future. The Issuer’s unitholders will also not be entitled to elect the directors of Exterran GP, which is the general partner of the General Partner, or directly or indirectly participate in the Issuer’s management or operation. Under the Amended and Restated Limited Liability Company Agreement of Exterran GP, EES, as the sole member, has the right to elect the members of the board of directors of Exterran GP.
     (e) Exterran Holdings, as indirect owner of the General Partner of the Issuer, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future.
     (f) None.
     (g) None.
     (h) None.
     (i) None.
     (j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future.
     Depending on the factors described in the preceding paragraph, and other factors that may arise in the future, the Listed Persons may be involved in such matters and, depending on the facts and circumstances at such time, may formulate a plan with respect to such matters. In addition, the Listed Persons may entertain discussions with, and proposals to, the Issuer, to other unitholders of the Issuer or to third parties.
     The Partnership Agreement is hereby incorporated in its entirety in this Item 4 by reference to Exhibit 3.3 to the Issuer’s Quarterly Report on Form 10-Q filed May 8, 2008.
Item 5. Interest in Securities of the Issuer
     (a) (1) Each of Exterran Holdings, Exterran Energy, Holdings HL, General Holdings, EES GP and Exterran HL, as indirect owners of MLP LP, and EES, as direct owner of MLP LP, may be deemed to be the beneficial owner of the 13,666,107 common units reported herein, which represents approximately 50% of the outstanding common units of the Issuer (based on calculations made in accordance with Rule 13d-3 (“Rule 13d-3”) of the Securities Exchange Act of 1934, as amended, and there being 27,347,695 common units outstanding as of September 13, 2010). Each of Exterran Holdings, Exterran Energy, Holdings HL, General Holdings, EES GP and Exterran HL, as indirect owners of MLP LP, and EES, as direct owner of MLP LP, also may be deemed to be the beneficial owner of the 4,743,750 subordinated units representing limited partner interests in the Issuer (which represent all of the outstanding subordinated units) held by MLP LP, which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances set forth in the Partnership Agreement.
          (2) MLP LP is the record and beneficial owner of the common units reported herein. MLP LP is also the record and beneficial owner of 4,743,750 subordinated units representing limited partner interests in the Issuer (which represent all of the outstanding subordinated units), which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances set forth in the Partnership Agreement.
          (4) Exterran GP and EXH GP, as the general partner and sole limited partner, respectively, of the General Partner, each may be deemed to beneficially own 653,318 general partner units and incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer.
          (5) The General Partner does not beneficially own any common units of the Issuer. The General Partner owns 653,318 general partner units and incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer.
          (6) See Schedule 1 for the aggregate number and percentage of common units beneficially owned by the Listed Persons.
     (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.
     (c) Except as described in this Item 5(c), Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons has effected any transactions in the common units during the past

60 days. Schedule 1 lists, to the Reporting Persons’ knowledge, transactions in the common units during the past 60 days by the Listed Persons.
     At the closing of the Issuer’s initial public offering, 6,325,000 subordinated units were issued to MLP LP. The subordinated units are convertible into common units of the Issuer on a one-for-one basis upon the termination of the subordination period in accordance with the Issuer’s First Amended and Restated Limited Partnership Agreement, as amended (the “Partnership Agreement”). As of June 30, 2010, the Issuer met the requirements under the Partnership Agreement for early conversion of 25% of the subordinated units into common units. Accordingly, on August 17, 2010, 1,581,250 of the subordinated units converted to common units.
     On September 13, 2010, MLP LP completed the sale of 5,290,000 common units (including 690,000 common units sold pursuant to the underwriters’ exercise of an over-allotment option) for net proceeds, before expenses, to MLP LP of $20.71 per common unit. The sale was conducted through a firm commitment underwritten offering pursuant to an Underwriting Agreement, dated September 8, 2010, by and among the Issuer, Exterran Holdings, Exterran GP, the General Partner, MLP LP and Wells Fargo Securities, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named therein. The offering and sale of common units was registered under the Securities Act of 1933, as amended, pursuant to an effective registration statement on Form S-3 (File No. 333-164258). The Issuer did not receive any of the proceeds from this transaction.
     (d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective common units reported on the cover page of this Schedule 13D and in this Item 5. See Schedule 1 for the information applicable to the Listed Persons. The Reporting Persons may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, common units beneficially owned by the Reporting Persons. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, common units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.
     Subject to the terms and conditions of the Partnership Agreement, the General Partner and its affiliates have the right to cause the Issuer to register for resale under the Securities Act of 1933 and applicable state securities laws any limited partner units that they hold. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commission.
     The Partnership Agreement additionally contains various provisions with respect to the units governing, among other matters, voting, distributions, transfers, the General Partner’s limited call right, the conversion of the subordinated units into common units of the Issuer and allocations of profits and losses to the partners.
     Under the Amended and Restated Limited Liability Company Agreement of Exterran GP, EES, as the sole member, has the right to elect the members of the board of directors of Exterran GP, which is the general partner of the General Partner.
     References to, and descriptions of, the Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.3 to the Issuer’s Quarterly Report on Form 10-Q filed May 8, 2008, which is incorporated in its entirety in this Item 6. References to, and descriptions of, the Amended and Restated Limited Liability Company Agreement of Exterran GP as set forth in this Item 6 are qualified in their entirety by reference to the Amended and Restated Limited Liability Company Agreement filed as Exhibit 3.3 to the Issuer’s Current Report on Form 8-K filed October 26, 2006, which is incorporated in its entirety in this Item 6.
Item 7. Material to Be Filed as Exhibits

99.1	First Amended and Restated Agreement of Limited Partnership of Exterran Partners, L.P., as amended (including specimen unit certificate for the common units) (incorporated by reference to Exhibit 3.3 to the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 8, 2008).

99.2	Amended and Restated Limited Liability Company Agreement of Exterran GP LLC (formerly UCO GP, LLC) (incorporated by reference to Exhibit 3.3 to the Issuer’s Current Report on Form 8-K filed with the Commission on October 26, 2006).

99.3	Joint Filing Statement (filed herewith).

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
     Dated: September 16, 2010

EXTERRAN HOLDINGS, INC.
By:	/s/ Donald C. Wayne
	Name:	Donald C. Wayne
	Title:	Senior Vice President, General Counsel and Secretary

EXTERRAN ENERGY CORP.
By:	/s/ Donald C. Wayne
	Name:	Donald C. Wayne
	Title:	Senior Vice President, General Counsel and Secretary

EXTERRAN GENERAL HOLDINGS LLC
By:	/s/ Donald C. Wayne
	Name:	Donald C. Wayne
	Title:	Senior Vice President, General Counsel and Secretary

EES GP, L.P.
By:	Exterran Energy Corp., its general partner

By:	/s/ Donald C. Wayne
	Name:	Donald C. Wayne
	Title:	Senior Vice President, General Counsel and Secretary

EXTERRAN HOLDINGS HL LLC
By:	/s/ Mary Stawikey
	Name:	Mary Stawikey
	Title:	Manager

EXTERRAN HL LLC
By:	/s/ Mary Stawikey
	Name:	Mary Stawikey
	Title:	Manager

EXTERRAN ENERGY SOLUTIONS, L.P.
By:	/s/ Donald C. Wayne
	Name:	Donald C. Wayne
	Title:	Senior Vice President, General Counsel and Secretary

EXH MLP LP LLC
By:	/s/ Mary Stawikey
	Name:	Mary Stawikey
	Title:	Manager

EXH GP LP LLC
By:	/s/ Mary Stawikey
	Name:	Mary Stawikey
	Title:	Manager

EXTERRAN GP LLC
By:	/s/ Donald C. Wayne
	Name:	Donald C. Wayne
	Title:	Senior Vice President and General Counsel

EXTERRAN GENERAL PARTNER, L.P.
By:	Exterran GP LLC, its general partner

By:	/s/ Donald C. Wayne
	Name:	Donald C. Wayne
	Title:	Senior Vice President and General Counsel

Schedule 1
Listed Persons
(As of September 13, 2010)
Executive Officers of Exterran Holdings, Inc.
Name: J. Michael Anderson
Principal Occupation: Senior Vice President, Chief Financial Officer and Chief of Staff, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 10,623
Name: Kenneth R. Bickett
Principal Occupation: Vice President, Finance and Accounting, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 756
Name: D. Bradley Childers
Principal Occupation: Senior Vice President, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 4,061
Name: Ernie L. Danner
Principal Occupation: President and Chief Executive Officer, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 115,073
Name: Joseph G. Kishkill
Principal Occupation: Senior Vice President, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 1,502
Name: Ronaldo Reimer
Principal Occupation: Senior Vice President, Exterran Holdings, Inc.
Citizenship: Brazil and Germany
Amount Beneficially Owned: 0
Name: Daniel K. Schlanger
Principal Occupation: Senior Vice President, Operations Services, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 12,799

Name: Donald C. Wayne
Principal Occupation: Senior Vice President, General Counsel and Secretary, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 4,586
Directors of Exterran Holdings, Inc.
Name: Janet F. Clark
Principal Occupation: Executive Vice President and Chief Financial Officer, Marathon Oil Company
Citizenship: USA
Amount Beneficially Owned: 0
Name: Ernie L. Danner
Principal Occupation: President and Chief Executive Officer, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 115,073
Name: Uriel E. Dutton
Principal Occupation: Of Counsel, Fulbright & Jaworski L.L.P.
Citizenship: USA
Amount Beneficially Owned: 0
Name: Gordon T. Hall
Principal Occupation: Chairman of the Board, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 0
Name: J.W.G. “Will” Honeybourne
Principal Occupation: Managing Director, First Reserve Corporation
Citizenship: USA
Amount Beneficially Owned: 0
Name: Mark A. McCollum
Principal Occupation: Executive Vice President and Chief Financial Officer, Halliburton Company
Citizenship: USA
Amount Beneficially Owned: 2,000
Name: William C. Pate
Principal Occupation: Chief Investment Officer and Managing Director, Equity Group Investments, L.L.C.
Citizenship: USA
Amount Beneficially Owned: 0

Name: Stephen M. Pazuk
Principal Occupation: Chief Financial Officer and Treasurer, Drive Thru Technology, Inc.
Citizenship: USA
Amount Beneficially Owned: 0
Name: Christopher T. Seaver
Principal Occupation: Chief Executive Officer and Chairman of the Board, Hydril Company
Citizenship: USA
Amount Beneficially Owned: 0
Executive Officers of Exterran Energy Corp.
Name: Michael J. Aaronson
Principal Occupation: Vice President, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 0
Name: Sami Ahmad
Principal Occupation: Vice President, Treasurer, Exterran Energy Solutions, L.P.
Citizenship: USA
Amount Beneficially Owned: 0
Name: J. Michael Anderson
Principal Occupation: Senior Vice President, Chief Financial Officer and Chief of Staff, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 10,623
Name: Kelly Battle
Principal Occupation: Associate General Counsel and Assistant Secretary, Exterran Energy Solutions, L.P.
Citizenship: USA
Amount Beneficially Owned: 750
Name: Michael Bent
Principal Occupation: Controller, Exterran Energy Solutions, L.P.
Citizenship: USA
Amount Beneficially Owned: 500
Name: Kenneth R. Bickett
Principal Occupation: Vice President, Finance and Accounting, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 756
Name: William Bowes
Principal Occupation: Associate General Counsel and Assistant Secretary, Exterran Energy Solutions, L.P.

Citizenship: USA
Amount Beneficially Owned: 1,639
Name: Bradley D. Childers
Principal Occupation: Senior Vice President, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 4,061
Name: Ernie L. Danner
Principal Occupation: President and Chief Executive Officer, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 115,073
Name: David K. Egbert
Principal Occupation: Vice President, Real Estate, Exterran Energy Solutions, L.P.
Citizenship: USA
Amount Beneficially Owned: 0
Name: Susan G. Miller
Principal Occupation: Secretary, Exterran GP LLC
Citizenship: USA
Amount Beneficially Owned: 0
Name: Greek Rice
Principal Occupation: Vice President, Tax, Exterran Energy Solutions, L.P.
Citizenship: USA
Amount Beneficially Owned: 1,295
Name: Daniel K. Schlanger
Principal Occupation: Senior Vice President, Operations Services, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 12,799
Name: Donald C. Wayne
Principal Occupation: Senior Vice President, General Counsel and Secretary, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 4,586
Directors of Exterran Energy Corp.
Name: J. Michael Anderson
Principal Occupation: Senior Vice President, Chief Financial Officer and Chief of Staff, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 10,623

Name: Kenneth R. Bickett
Principal Occupation: Vice President, Finance and Accounting, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 756
Name: Donald C. Wayne
Principal Occupation: Senior Vice President, General Counsel and Secretary, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 4,586
Executive Officers of Exterran General Holdings LLC
Name: Michael J. Aaronson
Principal Occupation: Vice President, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 0
Name: Sami Ahmad
Principal Occupation: Vice President, Treasurer, Exterran Energy Solutions, L.P.
Citizenship: USA
Amount Beneficially Owned: 0
Name: J. Michael Anderson
Principal Occupation: Senior Vice President, Chief Financial Officer and Chief of Staff, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 10,623
Name: Kelly Battle
Principal Occupation: Associate General Counsel and Assistant Secretary, Exterran Energy Solutions, L.P.
Citizenship: USA
Amount Beneficially Owned: 750
Name: Michael Bent
Principal Occupation: Controller, Exterran Energy Solutions, L.P.
Citizenship: USA
Amount Beneficially Owned: 500
Name: Kenneth R. Bickett
Principal Occupation: Vice President, Finance and Accounting, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 756

Name: William Bowes
Principal Occupation: Associate General Counsel and Assistant Secretary, Exterran Energy Solutions, L.P.
Citizenship: USA
Amount Beneficially Owned: 1,639
Name: D. Bradley Childers
Principal Occupation: Senior Vice President, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 4,061
Name: Ernie L. Danner
Principal Occupation: President and Chief Executive Officer, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 115,073
Name: David K. Egbert
Principal Occupation: Vice President, Real Estate, Exterran Energy Solutions, L.P.
Citizenship: USA
Amount Beneficially Owned: 0
Name: Susan G. Miller
Principal Occupation: Secretary, Exterran GP LLC
Citizenship: USA
Amount Beneficially Owned: 0
Name: Greek Rice
Principal Occupation: Vice President, Tax, Exterran Energy Solutions, L.P.
Citizenship: USA
Amount Beneficially Owned: 1,295
Name: Daniel K. Schlanger
Principal Occupation: Senior Vice President, Operations Services, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 12,799
Name: Donald C. Wayne
Principal Occupation: Senior Vice President, General Counsel and Secretary, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 4,586

Managers of Exterran General Holdings LLC
Name: J. Michael Anderson
Principal Occupation: Senior Vice President, Chief Financial Officer and Chief of Staff, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 10,623
Name: D. Kenneth R. Bickett
Principal Occupation: Vice President, Finance and Accounting, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 756
Executive Officers of EES GP, L.P.
None.
Executive Officers of Exterran Holdings HL LLC
Name: J. Michael Anderson
Principal Occupation: Senior Vice President, Chief Financial Officer and Chief of Staff, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 10,623
Name: Khristina L. Griffin
Principal Occupation: Assistant Secretary and Assistant Treasurer, Exterran Energy Solutions, L.P.
Citizenship: USA
Amount Beneficially Owned: 0
Name: Darryl E. Smith
Principal Occupation: Vice President
Citizenship: USA
Amount Beneficially Owned: 0
Name: Mary E. Stawikey
Principal Occupation: Secretary and Treasurer
Citizenship: USA
Amount Beneficially Owned: 0
Managers of Exterran Holdings HL LLC
Name: J. Michael Anderson
Principal Occupation: Senior Vice President, Chief Financial Officer and Chief of Staff, Exterran Holdings, Inc.

Citizenship: USA
Amount Beneficially Owned: 10,623
Name: Khristina L. Griffin
Principal Occupation: Assistant Secretary and Assistant Treasurer, Exterran Energy Solutions, L.P.
Citizenship: USA
Amount Beneficially Owned: 0
Name: Mary S. Stawikey
Principal Occupation: Manager
Citizenship: USA
Amount Beneficially Owned: 0
Executive Officers of Exterran HL LLC
Name: J. Michael Anderson
Principal Occupation: Senior Vice President, Chief Financial Officer and Chief of Staff, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 10,623
Name: Khristina L. Griffin
Principal Occupation: Assistant Secretary and Assistant Treasurer, Exterran Energy Solutions, L.P.
Citizenship: USA
Amount Beneficially Owned: 0
Name: Darryl E. Smith
Principal Occupation: Vice President
Citizenship: USA
Amount Beneficially Owned: 0
Name: Mary E. Stawikey
Principal Occupation: Secretary and Treasurer
Citizenship: USA
Amount Beneficially Owned: 0
Managers of Exterran HL LLC
Name: J. Michael Anderson
Principal Occupation: Senior Vice President, Chief Financial Officer and Chief of Staff, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 10,623

Name: Khristina L. Griffin
Principal Occupation: Assistant Secretary and Assistant Treasurer, Exterran Energy Solutions, L.P.
Citizenship: USA
Amount Beneficially Owned: 0
Name: Mary S. Stawikey
Principal Occupation: Manager
Citizenship: USA
Amount Beneficially Owned: 0
Executive Officers of Exterran Energy Solutions, L.P.
Name: Steven E. Abernathy
Principal Occupation: Vice President, QHSE and North America Operations Services, Exterran Energy Solutions, L.P.
Citizenship: USA
Amount Beneficially Owned: 0
Name: Sami Ahmad
Principal Occupation: Vice President, Treasurer, Exterran Energy Solutions, L.P.
Citizenship: USA
Amount Beneficially Owned: 0
Name: J. Michael Anderson
Principal Occupation: Senior Vice President, Chief Financial Officer and Chief of Staff, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 10,623
Name: Valerie Banner
Principal Occupation: Associate General Counsel and Assistant Secretary, Exterran Energy Solutions, L.P.
Citizenship: USA
Amount Beneficially Owned: 3,200
Name: Kelly Battle
Principal Occupation: Associate General Counsel and Assistant Secretary, Exterran Energy Solutions, L.P.
Citizenship: USA
Amount Beneficially Owned: 750
Name: Michael Bent
Principal Occupation: Controller, Exterran Energy Solutions, L.P.
Citizenship: USA
Amount Beneficially Owned: 500

Name: Kenneth R. Bickett
Principal Occupation: Vice President, Finance and Accounting, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 756
Name: Kevin Bourbonnais
Principal Occupation: Vice President, North American Operations, Exterran Energy Solutions, L.P.
Citizenship: USA
Amount Beneficially Owned: 2,300
Name: Bill Bowers
Principal Occupation: Director, Water Solutions Business Line, Exterran Energy Solutions, L.P.
Citizenship: USA
Amount Beneficially Owned: 0
Name: William Bowes
Principal Occupation: Associate General Counsel and Assistant Secretary, Exterran Energy Solutions, L.P.
Citizenship: USA
Amount Beneficially Owned: 1,639
Name: D. Bradley Childers
Principal Occupation: Senior Vice President, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 4,061
Name: Ernie L. Danner
Principal Occupation: President and Chief Executive Officer, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 115,073
Name: David K. Egbert
Principal Occupation: Vice President, Real Estate, Exterran Energy Solutions, L.P.
Citizenship: USA
Amount Beneficially Owned: 0
Name: Michael B. Flathers
Principal Occupation: Vice President, Global Engineering, Exterran Energy Solutions, L.P.
Citizenship: USA
Amount Beneficially Owned: 0
Name: Roderick Hardie
Principal Occupation: Associate General Counsel and Chief Compliance Officer, Exterran Energy Solutions, L.P.
Citizenship: USA
Amount Beneficially Owned: 0

Name: Stephanie G. Hertzog
Principal Occupation: Vice President, Sales and Marketing, North America, Exterran Energy Solutions, L.P.
Citizenship: USA
Amount Beneficially Owned: 0
Name: Jeff Jacobsen
Principal Occupation: Vice President, Financial Planning and Analysis, Exterran Energy Solutions, L.P.
Citizenship: USA
Amount Beneficially Owned: 0
Name: Todd Kirk
Principal Occupation: Vice President, Operations, Exterran Energy Solutions, L.P.
Citizenship: USA
Amount Beneficially Owned: 0
Name: Joseph G. Kishkill
Principal Occupation: Senior Vice President, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 1,502
Name: Larry Lucas
Principal Occupation: Vice President, Capital Allocations and Risk Analysis, Exterran Energy Solutions, L.P.
Citizenship: USA
Amount Beneficially Owned: 0
Name: Gerald Meinecke
Principal Occupation: Regional Vice President, North America, Exterran Energy Solutions, L.P.
Citizenship: USA
Amount Beneficially Owned: 12,500
Name: Chris M. Michel
Principal Occupation: Senior Vice President, Global Human Resources, Exterran Energy Solutions, L.P.
Citizenship: USA
Amount Beneficially Owned: 0
Name: Susan G. Miller
Principal Occupation: Secretary, Exterran GP LLC
Citizenship: USA
Amount Beneficially Owned: 0
Name: Steven W. Muck
Principal Occupation: Regional Vice President, North America, Exterran Energy Solutions, L.P.

Citizenship: USA
Amount Beneficially Owned: 0
Name: David Oatman
Principal Occupation: Vice President, Investor Relations, Exterran Energy Solutions, L.P.
Citizenship: USA
Amount Beneficially Owned: 1,745
Name: Robert W. Price
Principal Occupation: Vice President, Latin America Operations, Exterran Energy Solutions, L.P.
Citizenship: USA
Amount Beneficially Owned: 0
Transactions in common units during the past 60 days: Sale of 1,000 common units on August 12, 2010 at $23.00 per unit
Name: Ray Purtzer
Principal Occupation: Vice President, North America Fleet Operations, Exterran Energy Solutions, L.P.
Citizenship: USA
Amount Beneficially Owned: 4,500
Name: Ronaldo Reimer
Principal Occupation: Senior Vice President, Exterran Holdings, Inc.
Citizenship: Brazil and Germany
Amount Beneficially Owned: 0
Name: Greek Rice
Principal Occupation: Vice President, Tax, Exterran Energy Solutions, L.P.
Citizenship: USA
Amount Beneficially Owned: 1,295
Name: Robert E. Rice
Principal Occupation: Vice President, North America Operations, Exterran Energy Solutions, L.P.
Citizenship: USA
Amount Beneficially Owned: 752
Name: Michael S. Robbins
Principal Occupation: Regional Vice President, North America, Exterran Energy Solutions, L.P.
Citizenship: USA
Amount Beneficially Owned: 0
Name: John B. Ross
Principal Occupation: Vice President, Supply Chain Management, Exterran Energy Solutions, L.P.

Citizenship: USA
Amount Beneficially Owned: 0
Name: William E. Sayre
Principal Occupation: Regional Vice President, North America, Exterran Energy Solutions, L.P.
Citizenship: USA
Amount Beneficially Owned: 0
Name: Daniel K. Schlanger
Principal Occupation: Senior Vice President, Operations Services, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 12,799
Name: Francois Touchette
Principal Occupation: Associate General Counsel (Eastern Hemisphere) and Assistant Secretary, Exterran Energy Solutions, L.P.
Citizenship: Canada
Amount Beneficially Owned: 0
Name: Mike Wasson
Principal Occupation: Director, Fleet Services, Exterran Energy Solutions, L.P.
Citizenship: USA
Amount Beneficially Owned: 500
Name: Donald C. Wayne
Principal Occupation: Senior Vice President, General Counsel and Secretary, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 4,586
Name: Chris Werner
Principal Occupation: Vice President, Manufacturing, Exterran Energy Solutions, L.P.
Citizenship: USA
Amount Beneficially Owned: 0
Executive Officers of EXH MLP LP LLC
None.
Managers of EXH MLP LP LLC
Name: Pamela A. Jasinski
Principal Occupation: Manager
Citizenship: USA
Amount Beneficially Owned: 0

Name: Mary E. Stawikey
Principal Occupation: Manager
Citizenship: USA
Amount Beneficially Owned: 0
Executive Officers of EXH GP LP LLC
None.
Managers of EXH GP LP LLC
Name: Pamela A. Jasinski
Principal Occupation: Manager
Citizenship: USA
Amount Beneficially Owned: 0
Name: Mary E. Stawikey
Principal Occupation: Manager
Citizenship: USA
Amount Beneficially Owned: 0
Executive Officers of Exterran GP LLC
Name: Michael J. Aaronson
Principal Occupation: Vice President, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 0
Name: J. Michael Anderson
Principal Occupation: Senior Vice President, Chief Financial Officer and Chief of Staff, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 10,623
Name: Kenneth R. Bickett
Principal Occupation: Vice President, Finance and Accounting, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 756
Name: D. Bradley Childers
Principal Occupation: Senior Vice President, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 4,061
Name: Ernie L. Danner
Principal Occupation: President and Chief Executive Officer, Exterran Holdings, Inc.

Citizenship: USA
Amount Beneficially Owned: 115,073
Name: Joseph G. Kishkill
Principal Occupation: Senior Vice President, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 1,502
Name: David S. Miller
Principal Occupation: Vice President, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 7,630
Name: Daniel K. Schlanger
Principal Occupation: Senior Vice President, Operations Services, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 12,799
Name: Donald C. Wayne
Principal Occupation: Senior Vice President, General Counsel and Secretary, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 4,586
Directors of Exterran GP LLC
Name: Michael J. Aaronson
Principal Occupation: Vice President, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 0
Name: J. Michael Anderson
Principal Occupation: Senior Vice President, Chief Financial Officer and Chief of Staff, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 10,623
Name: D. Bradley Childers
Principal Occupation: Senior Vice President, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 4,061
Name: James G. Crump
Principal Occupation: Retired partner, PricewaterhouseCoopers
Citizenship: USA
Amount Beneficially Owned: 4,790

Name: Ernie L. Danner
Principal Occupation: President and Chief Executive Officer, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 115,073
Name: George S. Finley
Principal Occupation: Retired Senior Vice President — Finance and Administration and Chief Financial Officer, Baker Hughes Incorporated
Citizenship: USA
Amount Beneficially Owned: 4,397
Name: David S. Miller
Principal Occupation: Vice President, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 7,630
Name: Daniel K. Schlanger
Principal Occupation: Senior Vice President, Operations Services, Exterran Holdings, Inc.
Citizenship: USA
Amount Beneficially Owned: 12,799
Name: Edmund P. Segner
Principal Occupation: Professor in the Practice of Civil Engineering Management at Rice University, Houston, Texas
Citizenship: USA
Amount Beneficially Owned: 451
Executive Officers of Exterran General Partner, L.P.
None.
•	Unless otherwise indicated, the Listed Person has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the common units.

EXHIBIT INDEX
99.1	First Amended and Restated Agreement of Limited Partnership of Exterran Partners, L.P., as amended (including specimen unit certificate for the common units) (incorporated by reference to Exhibit 3.3 to the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 8, 2008).

99.2	Amended and Restated Limited Liability Company Agreement of Exterran GP LLC (formerly UCO GP, LLC) (incorporated by reference to Exhibit 3.3 to the Issuer’s Current Report on Form 8-K filed with the Commission on October 26, 2006).

99.3	Joint Filing Statement (filed herewith).